CROSS SHORE DISCOVERY FUND

2960 N. Meridian St., Suite 300

Indianapolis, Indiana 46208

September 24, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

450 5th Street, NW, 5-6

Washington, DC 20549

Re: Cross Shore Discovery Fund (the “Trust”) – Registration Statement on Form N-2 (SEC File Nos. 333-206997 and 811-22976)

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Trust hereby respectfully requests the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of its Registration Statement on Form N-2 (File Nos. 333-206997 and 811-22976), as filed with the Commission via EDGAR, accession number 0001193125-15-322553 on September 17, 2015 (the “September Registration Statement”). This request to withdraw the September Registration Statement is being made after consultation with the Commission staff regarding the fact that the September Registration Statement was inadvertently filed using submission type N-2 rather than submission type N-2/A. The Registration Statement was intended to be filed as Pre-Effective Amendment No.1 under the 1933 Act to the Trust’s Registration Statement on Form N-2 (SEC File No. 333-204814; 811-22976) filed on June 9, 2015, accession number 0001193125-15-216875 (the “June Registration Statement”). The Trust intends to file a pre-effective amendment to the June Registration Statement in the near future. The September Registration Statement has not yet been declared effective and no securities have been sold pursuant to the September Registration Statement. We believe that the withdrawal of the September Registration Statement would be consistent with the public interest and the protection of investors.

The Trust requests that in accordance with Rule 457(p) under the 1933 Act, all fees paid to the Commission in connection with the filing of the September Registration Statement be credited for future use.

If you have any questions regarding this application for withdrawal, please contact Leslie K. Klenk, counsel for the Trust, at (207) 228-7295.

Very truly yours,

CROSS SHORE DISCOVERY FUND

By:	/s/ Carol J. Highsmith
Carol J. Highsmith
Secretary